Guggenheim Energy & Income Fund Announces Tender Offer

NEW YORK, NY, June 2, 2021 – Guggenheim Energy & Income Fund (the “Fund”) (XGEIX) announced today a tender offer to purchase for cash up to 2.5% of the Fund’s issued and outstanding common shares of beneficial interest (“common shares”). The tender offer will be conducted at a price equal to the Fund’s net asset value per common share on the date on which the tender offer expires. The Fund intends to commence the tender offer on or about June 2, 2021, with the expiration of the tender offer currently expected to take place on July 1, 2021 at 5:00 p.m., Eastern Time, unless otherwise extended.

The tender offer will be made, and the shareholders of the Fund will be notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable rules and regulations. The tender offer described in this announcement has not yet commenced. This announcement is not an offer to purchase or a solicitation of an offer to buy shares of the Fund. The tender offer will be made only by an Offer to Purchase, a related Letter of Transmittal, and related documents. As soon as the tender offer commences, the Fund will file a tender offer statement on Schedule TO with the SEC, which will include an Offer to Purchase and related Letter of Transmittal. SHAREHOLDERS OF THE FUND SHOULD READ THESE DOCUMENTS BECAUSE THEY CONTAIN OR WILL CONTAIN THE TERMS OF THE TENDER OFFER. Documents filed with the SEC are available to investors for free at the SEC’s website (http://www.sec.gov).

Questions regarding the Tender Offer may be directed to Georgeson LLC, the information agent for the tender offer, at (888) 565-5190.

About Guggenheim Investments

Guggenheim Investments is the global asset management and investment advisory division of Guggenheim Partners, LLC (“Guggenheim”), with more than $245 billion* in assets under management across fixed income, equity, and alternative strategies. We focus on the return and risk needs of insurance companies, corporate and public pension funds, sovereign wealth funds, endowments and foundations, consultants, wealth managers, and high-net-worth investors. Our 300+ investment professionals perform rigorous research to understand market trends and identify undervalued opportunities in areas that are often complex and underfollowed. This approach to investment management has enabled us to deliver innovative strategies providing diversification opportunities and attractive long-term results.

Guggenheim Investments includes Guggenheim Funds Investment Advisors, LLC (“GFIA”) and Guggenheim Partners Investment Management, LLC (“GPIM”). GFIA serves as Investment Adviser for XGEIX. GPIM serves as Investment Sub-Adviser for XGEIX.

*Assets under management are as of 3.31.2021 and include leverage of $15.4bn. Guggenheim Investments represents the following affiliated investment management businesses of Guggenheim Partners, LLC: Guggenheim Partners Investment Management, LLC, Security Investors, LLC,

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Guggenheim Funds Distributors, LLC, Guggenheim Funds Investment Advisors, LLC, Guggenheim Corporate Funding, LLC, Guggenheim Partners Europe Limited, Guggenheim Partners Fund Management (Europe) Limited, Guggenheim Partners Japan Limited, GS GAMMA Advisors, LLC, and Guggenheim Partners India Management.

This information does not represent an offer to sell securities of the Fund and it is not soliciting an offer to buy securities of the Fund. An investment in the Fund involves a high degree of risk. The Fund should be considered an illiquid investment. The Fund does not intend to apply for an exchange listing, and it is highly unlikely that a secondary market will exist for the purchase and sale of the Fund’s common shares. You could lose some or all of your investment. An investment in the Fund is not appropriate for all investors and is not intended to be a complete investment program. The Fund is designed as a long-term investment for investors who are prepared to hold the Fund’s common shares until the date of the Liquidity Event, and is not a trading vehicle. All investments are subject to risk, including possible loss of principal. Fixed income securities are subject to numerous risks, including but not limited to: credit, inflation, income, prepayment and interest rates risks. As interest rates rise, the value of fixed income securities fall. The Fund may invest without limitation in high-yield (“junk bonds”). High yield bonds (“junk bonds”) are subject to higher credit risk and a greater risk of default. The Fund may invest all or a portion of its Managed Assets in illiquid securities. The Fund may make significant investments in securities for which there are no observable market prices; the prices of which must be estimated by the investment adviser. Investments in foreign securities involve risks, including the possibility of losses due to changes in currency exchange rates and negative developments in the political, economic or regulatory structure of specific countries or regions. These risks are greater in emerging markets. Leverage may result in greater volatility of net asset value (NAV) of common shares and increases a shareholder’s risk of loss. Derivative instruments can be illiquid, may disproportionately increase losses and have a potentially large impact on Fund performance. Distributions are not guaranteed and are subject to change.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of any investment before they invest. For this and more information, visit www.guggenheiminvestments.com or contact a securities representative or Guggenheim Funds Distributors, LLC 227 West Monroe Street, Chicago, IL 60606, 800-345-7999.

Analyst Inquiries

William T. Korver

cefs@guggenheiminvestments.com

Not FDIC-Insured | Not Bank-Guaranteed | May Lose Value

Member FINRA/SIPC (6/21) 48383

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